QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Emperor Mines Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Durban Roodepoort Deep, Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
American Depositary Shares
(Title of Class of Subject Securities)

Copies to
 Robert H. Williams
Skadden, Arps, Slate, Meagher & Flom (International)
Level 13, 131 Macquarie Street
Sydney N.S.W. 2000
Tel: (011-612) 9253-6000
Fax: (011-612) 9253-6044
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

March 26, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

  (a)
  Durban Roodepoort Deep, Limited lodged the Second Supplementary Bidder's Statement for the ordinary shares of Emperor Mines Limited with the Australian Securities and Investments Commission on May 19, 2004.

  (b)
  Not applicable.

Item 2.    Informational Legends

        A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement of Durban Roodepoort Deep, Limited.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

  (1)
  Not applicable.

  (2)
  Not applicable.

  (3)
  Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

        Durban Roodepoort Deep, Limited has previously filed with the Securities and Exchange Commission an Irrevocable Consent and Power of Attorney on Form F-X.

PART IV—SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ IAN MURRAY
		Name:	Ian Murray
		Title:	Chief Executive Officer & Chief Financial Officer
May 19, 2004

Exhibit Index

Exhibit No.	Document
1	Second Supplementary Bidder's Statement dated May 19, 2004 of Durban Roodepoort Deep, Limited for the ordinary shares of Emperor Mines Limited.

QuickLinks

PART I—INFORMATION SENT TO SECURITY HOLDERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III—CONSENT TO SERVICE OF PROCESS
PART IV—SIGNATURES
Exhibit Index